Bridge and Main Streets

Post Office Box 66

Mifflintown, PA 17059

Telephone (717) 436-8211

July 22, 2009

By U.S. Mail and Facsimile (202-942-9530)

Christian Windsor, Special Counsel

Mail Stop 4561

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Juniata Valley Financial Corp.

Form l0-K for the Fiscal Year Ended December 31, 2008

Filed March 13, 2009

File No. 000-13212

Dear Mr. Windsor:

Juniata Valley Financial Corp. (the “Company”) submits this letter in response to comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 13, 2009 relating to the above-referenced filings. In this letter, we have recited the comment from the staff in italicized, bold type and have followed the comment with the Company’s response.

Form 10- K for the Fiscal Year Ended December 31, 2008

Item 11. Exhibits and Financial Statement Schedules

Exhibit 10.9

1.     We note your response to comment 3 in our letter dated June 4, 2009 and we reissue that comment. In your response, please discuss whether or not the Executive Annual Incentive Plan has been amended in 2009 by virtue of establishing participants and performance targets for the 2009 fiscal year. If so, please file the amended plan, including the exhibits, or tell us why the amended plan was not required to be filed as an exhibit to the periodic report for the period in which the company amended the plan.

RESPONSE:  To supplement our prior response to this comment, please be advised that the exhibits to the Executive Annual Incentive Plan are updated each year when the participants and performance targets are established for the fiscal year; the Plan itself does not change. For 2009, the participants and the potential payout levels under the Plan were disclosed in a Current

Report on Form 8-K dated February 17, 2009. The updated versions of Exhibits A and B to the Plan, setting forth the participants and performance factors and award schedule, respectively, will be filed as exhibits to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. Going forward, we will file these exhibits either under the cover of a Current Report on Form 8-K or the Quarterly Report on Form 10-Q for the quarter ended March 31.

Individual goals specific to Category 2 Officers (named executive officers) are not made part of Exhibits A and B, but in adherence to the Plan, are agreed upon by the Chief Executive Officer and the participating officers. These specific goals will be included in future Current Reports on Form 8-K or the Quarterly Report on Form 10-Q for the quarter ended March 31. Had this information been included in the Form 8-K originally filed in February 2009, the following detail would have been described:

Individual goals, for Category II participants, are established at the beginning of the year, and are aligned with specific Company strategic objectives, which included in the case of JoAnn McMinn, investigation and implementation of improved investment portfolio accounting system, investigation of more inter-active asset-liability management process, improvement of the corporate budgeting process, expansion of data warehousing utilization and enhancement of corporate financial performance through strategy development and implementation. Strategic objectives for Marcie Barber include improvements in specific credit administration procedures relating to pricing and underwriting, the redeployment of staff in targeted markets and support areas, and growth in loan and deposit balances, supported by business integration initiatives.

If you have further questions, please do not hesitate to call the undersigned at 717-436-3206.

Sincerely,

/s/ JoAnn N. McMinn

JoAnn N. McMinn

Chief Financial Officer